Exhibit 99.1

Sohu Announces Completion of Sale of Sogou Shares

BEIJING, China, September 23, 2021 — Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video and gaming business group, today announced the completion of the transaction contemplated by the Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among the Company, the Company’s indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Parent”), an indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), in which Sohu Search sold all of the Class A ordinary shares, par value $0.001 per share, of Sogou Inc. (NYSE: SOGO)(“Sogou”) and Class B ordinary shares, par value $0.001 per share, of Sogou owned by Sohu Search to Parent at a purchase price of $9.00 per share (the “Sohu/Tencent Sogou Share Purchase”). Sohu received gross consideration of approximately $1.18 billion in cash from the Sohu/Tencent Sogou Share Purchase, and no longer has any ownership interest in Sogou.

As previously announced, Sogou is a party to a definitive Agreement and Plan of Merger, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021 (as so amended, the “Sogou Merger Agreement”), by and among Sogou, Parent, and two other wholly-owned subsidiaries of Tencent, THL A21 Limited and Tencent Mobility Limited. Pursuant to the Sogou Merger Agreement, Parent was merged with and into Sogou (the “Sogou Merger”), with Sogou continuing as the surviving company, effective shortly after the completion of the Sohu/Tencent Sogou Share Purchase. The Sohu/Tencent Sogou Share Purchase and the Sogou Merger resulted in Sogou becoming a privately-held company wholly-owned indirectly by Tencent.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about Sohu’s and Sohu management’s beliefs and expectations are forward-looking statements. Any such statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement or other information included in this press release, except as may be required by applicable law.

About Sohu.com Limited

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the mass portal and leading online media destination www.sohu.com; developer and operator of online games www.changyou.com/en/; and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fifth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com